Filed by Phillips Petroleum Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                 Subject Company: ConocoPhillips
                                                  Commission File No.: 333-74798


On February 26, 2002, Phillips Petroleum Company issued the following press release.


NEWS                               [Phillips Logo]  Phillips Petroleum Company
                                                    Media Relations
                                                    Bartlesville, Oklahoma 74007
                                                    www.phillips66.com/newsroom
================================================================================

Contacts:                                                  FOR IMMEDIATE RELEASE
        Kristi DesJarlais (Phillips) 918-661-6117          ---------------------
        Carlton Adams (Conoco)       281-293-1043


              CONOCOPHILLIPS SENIOR MANAGEMENT POSITIONS ANNOUNCED

BARTLESVILLE, Okla., Feb. 26, 2002 --- Phillips Petroleum Company [NYSE:P] and Conoco [NYSE:COC] have named the initial members of the ConocoPhillips global management team that will take office after the completion of their proposed merger of equals that was announced in November 2001.

As previously announced, James J. Mulva, currently chairman and chief executive officer (CEO) of Phillips, will become president and CEO of ConocoPhillips. The following will report directly to Mulva.

Robert E. McKee III, 55, will become executive vice president, exploration and production (E&P). He currently is executive vice president, E&P, for Conoco, a position he has held since 1996. McKee joined Conoco in 1967 and has held several senior positions in the United States and Europe, including vice president, refining and marketing, North America; senior vice president, administration; and executive vice president, corporate strategy and development.

Jim W. Nokes, 55, will become executive vice president, refining, marketing, supply and transportation (RMS&T). He currently is executive vice president, RMS&T, for Conoco. Nokes joined Conoco in 1970. He was named vice president of Conoco's North American refining and marketing operations in 1994, president of North American refining and marketing in 1998, and was elected to his current position in 1999.

John A. Carrig, 50, will become executive vice president, finance, and chief financial officer. He currently is senior vice president and chief financial officer for Phillips. Carrig joined Phillips in London in 1978 as a tax attorney. He was elected treasurer in 1995 and vice president and treasurer in 1996. In 2000, he was elected senior vice president and treasurer and was elected to his current position in 2001.

John E. Lowe, 43, will become executive vice president, planning and strategic transactions. He currently is senior vice president, corporate strategy and development, for Phillips. Lowe joined Phillips in 1981, and held a number of managerial positions in finance and controllers. He was elected vice president of planning and strategic transactions in 1999, senior vice president of planning and strategic transactions in 2000, and was elected to his current position in 2001.

                                     -more-

ConocoPhillips Senior Management Positions Announced
Page 2

Rick A. Harrington, 57, will become senior vice president, legal, and general counsel. He currently is senior vice president, legal, and general counsel for Conoco. Harrington joined DuPont in 1979 as a senior attorney and subsequently served as vice president and general counsel for Consolidation Coal Company, at that time a DuPont subsidiary. He was named vice president and general counsel for Conoco in 1994 and was elected to his current position in 1998.

"The selection process was difficult, given the proven leadership of the top executives of both companies," said Conoco Chairman and CEO Archie W. Dunham, who will serve as chairman of ConocoPhillips.

The ConocoPhillips management team was reviewed with the Phillips and Conoco boards of directors.

Said Mulva, "I look forward to the closing of our merger and the opportunity to work directly with the members of the new management team. We have chosen individuals who clearly share our vision and best reflect the combination of strengths needed to make ConocoPhillips the successful and profitable company our shareholders expect it to be."

Mulva also said that J. Bryan Whitworth, executive vice president, general counsel and chief administrative officer for Phillips, will serve as executive vice president, reporting to the CEO of ConocoPhillips and will assist with the transition until Whitworth's retirement.

Last November, Phillips and Conoco announced an agreement to create ConocoPhillips in a merger of equals. As a premier global major, ConocoPhillips will have the size, portfolio of high-quality assets, and the capabilities and financial strength to compete and generate enhanced value for its shareholders. Specifically, in addition to announced annual recurring synergies of at least $750 million, ConocoPhillips will have:

  +  Substantial opportunities for profitable growth
  +  World-class technology, work force and operational practices
  +  Significant opportunity to enhance its exploration portfolio
  +  Diversified earnings and cash flow
  +  A strong balance sheet
  +  Improved capital efficiency
  +  An efficient cost structure

Special meetings of stockholders of both Phillips and Conoco have been called for March 12, when a final vote on the merger will be tallied. The merger also remains subject to receipt of necessary regulatory approvals and is expected to be completed in the second half of 2002.

                                     -more-

ConocoPhillips Senior Management Positions Announced
Page 2

Phillips is an integrated petroleum company with interests around the world. Headquartered in Bartlesville, Okla., the company has 38,700 employees and $35 billion of assets, and had $26.9 billion of revenues in 2001.

Conoco is a major, integrated energy company active in more than 40 countries. Headquartered in Houston, the company has 20,000 employees and $27.9 billion of assets, and had $39.5 billion of revenues in 2001.

                                    - # # # -



                             ADDITIONAL INFORMATION

In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and ConocoPhillips have filed a joint proxy statement/prospectus dated February 7, 2002, with the Securities and Exchange Commission (the SEC). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Conoco and Phillips with the SEC at the SEC's web site at www.sec.gov. The
                                                          -----------
joint proxy statement/prospectus and these other documents may also be obtained for free from Conoco or Phillips by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com, or by
                                               --------------
calling Phillips at 918-661-3700, and through Phillips' web site at www.phillips66.com.
------------------

Conoco, Phillips and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001, and filed with the SEC on August 3, 2001, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Phillips' stockholders in connection with the proposed Conoco/Phillips merger is set forth in Phillips' proxy statement for its 2001 annual meeting, dated March 29, 2001, and filed with the SEC on March 29, 2001.

    CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND BELIEFS AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE INCLUDE STATEMENTS ABOUT FUTURE FINANCIAL AND OPERATING RESULTS AND THE PROPOSED CONOCO/PHILLIPS MERGER. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE, INVOLVE CERTAIN RISKS, UNCERTAINTIES, AND ASSUMPTIONS THAT ARE DIFFICULT TO PREDICT, AND ARE BASED UPON ASSUMPTIONS AS TO FUTURE EVENTS THAT MAY NOT PROVE ACCURATE. THEREFORE, ACTUAL OUTCOMES AND RESULTS MAY DIFFER MATERIALLY FROM WHAT IS EXPRESSED HEREIN.

IN ANY FORWARD-LOOKING STATEMENT IN WHICH CONOCO OR PHILLIPS EXPRESSES AN EXPECTATION OR BELIEF AS TO FUTURE RESULTS, SUCH EXPECTATION OR BELIEF IS EXPRESSED IN GOOD FAITH AND BELIEVED TO HAVE A REASONABLE BASIS, BUT THERE CAN BE NO ASSURANCE THAT THE STATEMENT OR EXPECTATION OR BELIEF WILL RESULT OR BE ACHIEVED OR ACCOMPLISHED. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: THE RISK THAT CONOCO'S AND PHILLIPS' BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY; COSTS RELATED TO THE PROPOSED MERGER; FAILURE OF THE CONOCO OR PHILLIPS STOCKHOLDERS TO APPROVE THE PROPOSED MERGER; AND OTHER ECONOMIC, BUSINESS, COMPETITIVE AND/OR REGULATORY FACTORS AFFECTING CONOCO'S AND PHILLIPS' BUSINESSES GENERALLY AS SET FORTH IN CONOCO'S AND PHILLIPS' FILINGS WITH THE SEC, INCLUDING THEIR ANNUAL REPORTS ON FORM 10-K FOR THE FISCAL YEAR ENDED 2000, ESPECIALLY IN THE MANAGEMENT'S DISCUSSION AND ANALYSIS SECTION, THEIR MOST RECENT QUARTERLY REPORTS ON FORM 10-Q AND THEIR CURRENT REPORTS ON FORM 8-K. CONOCO AND PHILLIPS ARE UNDER NO OBLIGATION TO (AND EXPRESSLY DISCLAIM ANY SUCH OBLIGATION TO) UPDATE OR ALTER THEIR FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.